MARCo Health, Inc

ANNUAL REPORT

112 Large Avenue
Hillsdale, NJ 07642
(201) 650-5096
https://www.marcohealthtech.com

This Annual Report is dated April 30, 2026.

BUSINESS

MARCo Health develops therapeutic social robots to provide 24/7 available, personalized mental healthcare to teens and young adults struggling with depression and anxiety. Our flagship product, MARCo - the Mental-Health Assisting Robot Companion, is a patented robot therapist that supports our users through five proven tracts of mental health interventions - behavioral activation, mindfulness, cognitive behavioral therapy, biofeedback ,and emergency outreach. We reach these users by selling both B2B - targeting directors of school and college counseling systems - and D2C - through an ecommerce site - where our robots are available on 3-year subscription/upgrade plans. We currently procure and assemble our robots in house, but we have a mass production partner lined up for outsourced production once the capital becomes available. We are a standalone C-Corp entity.

MARCo Health, Inc was initially organized as MARCo Technologies, a New Jersey Limited Liability Company on Feb 17, 2018 and converted to a Delaware C-Corporation on July 21, 2022.

Please note the Company's main patent #11439346, was invented by the Company's CEO, Jacob Boyle. This patent was granted in 2022 and has yet to be assigned to the Company. The Company is in the process of finalizing the assignment, and has been granted sole and total permission to utilize the patent and the technology disclosed therein to the extent which the Company would utilize it if the patent were assigned to the Company.

Further, the Company's Internet domain name is currently in the process of being transferred from MARCo Technologies, LLC to MARCo Health, Inc.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $175,000.00
Number of Securities Sold: 69,000
Use of proceeds: Operations, IP protection, hiring a part time staff, organic marketing, PR, inventory, and legal documentation for additional fund raising
Date: September 14, 2022
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Revenue
Revenue for fiscal year 2025 was $79,402 compared to $131,901 in fiscal year 2024. Overall revenue declined due to the ending of some government-funded contracts from 2024, but 60% of the revenue in 2025 is monthly recurring, so we anticipate a stronger revenue showing in 2026.
 Cost of sales
Cost of Goods was $7,643.28 in 2025 and $ 16,305.00 in 2024. This is primarily due to a decrease in cost of goods per unit as we increased volume of sale and improved manufacturing processes and capabilities.
Gross margins
Gross margins for fiscal year 2025 were $71,759.12 compared to $115,597 in fiscal year 2024.
Gross margins decreased as a result of the decreased revenue, but percentage difference increased due to a decreased cost of goods sold as a result of easing supply chain challenges leading to lower component costs of the products. It also increased as a reflection of the Company continuing ot offer additional AI services that do not have cost of goods sold as a purely software offering.
Expenses
Expenses for fiscal year 2025 were $63,044 compared to $113,319 in fiscal year 2024.
Expenses decreased primarily due to a decrease in payroll to a smaller team of contractors and employees than who was brought in during 2024. Payroll expenses accounted for $48,738, or 43% of operating expenses in FY2023.
Historical results and cash flows

The Company is currently in the initial production stage and initial revenue generation stage. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the company historically did not have the capital on hand to manufacture its products at appropriate scale, leading to a considerable loss of potential sales. Past cash was primarily generated through sales, government grants, owner contributions, and prize money. Our goal is to raise the capital needed to manufacture our products at scale and maintain a full-time staff to become profitable within 18 months of investment. We believe that the company's cash flows will improve materially in the future compared to the previous two fiscal years due to a number of factors. First is that, in previous years, we did not have the inventory to meet our demand, or adequate cash flow from sales to reinvest into growing inventory. Thanks to our previous raise and ongoing contracts, we have been able to invest into growing our inventory further, which has had a positive and growing effect on the sales we have been able toco generate and close. Second, the contractors we hired on a project basis have completed their projects and our team is now at an optimal size to continue operations. If we need any projects in the future, we will fundraise to offset these expenses. Additionally, we anticipate an increased cash flow from grant funding in the future due to the expansion of our team. In previous years, we were eligible for a majority of government grants due to the size and makeup of our founding team. In the past fiscal year, we have increased our team and brought on scientific experts onto our executive team and scientific advisory board, as well as starting partnerships with key research institutions. Combined, we believe these factors will increase our eligibility for government grants, which will be a core contributor to an increased cash flow in the coming fiscal years. Liquidity and Capital Resources At December 31, 2025, the Company had cash of $33,607.00. [The Company intends to raise additional funds through an equity financing.]

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 33607.

Debt

The Company does not have any outstanding debt.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Jacob Boyle

 Jacob Boyle's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: CEO

• Dates of Service: February 2018 — Present
• Responsibilities: Leading the company's direction, overseeing operations, making deals, pitching to investors, and ensuring the product roadmap. Currently does not receive salary, has an equity amount equivalent to 73.8% of all issued shares.
• Position: Director
• Dates of Service: July 2022 — Present
• Responsibilities: Serving as a director of the Delaware C-Corp for legal business purposes. This role was not compensated with a salary.
• Position: President
• Dates of Service: July 2022 — Present
• Responsibilities: All roles as CEO for legal business purposes. This role did not receive a salary or equity compensation

Other business experience in the past three years:

• Employer: C2 Education
Title: STEAM Teacher
Dates of Service: January 2020 — July 2021
Responsibilities: Assisting students from ages 10-20 in classes of 1-3 with college preparation, teaching lessons in a range of advanced STEAM subjects, and coaching students on personal and academic life situations.
• Employer: Capintec/Mirion Technologies Inc.
Title: Mechanical Engineering
Dates of Service: August 2021 — Present
Responsibilities: Designing and developing radiation shielding, monitoring, and handling equipment for the radiopharmaceutical industry, traveling to hospitals around the country for custom installations and customer support, and scaling manufacturing efficiency to help the company grow from $1.3M MRR to $4.2M MRR over six months.

Name: Attiq Amjad

Attiq Amjad's current primary role is with Becton, Dickinson and Company. Attiq Amjad currently services approximately 20 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: CMO
• Dates of Service: September 2020 — Present

• Responsibilities: Developing market research strategies, conducting customer interviews and marketing campaigns, overseeing ad campaigns, and using market trends to project financial data. This position was not compensated with a salary, but was compensated with 10% equity in the company which vested over a 4 year period.
• Position: Director
• Dates of Service: July 2022 — Present
• Responsibilities: Serving as a director of the Delaware C-Corp for all legal business reasons. This position was not compensated with a salary or equity.

Other business experience in the past three years:

• Employer: Becton, Dickinson and Company
Title: Senior Global Marketing Manager - Preanalytical Systems
Dates of Service: February 2018 — January 2021
Responsibilities: Conducting market research at global hospitals by performing customer interviews and feedback sessions with hospital staff and key decision makers, delivering market results to engineering teams for product/process improvement, and running email and ad campaigns.
• Employer: Becton, Dickinson and Company
Title: Associate Director - Global Marketing
Dates of Service: January 2021 — Present
Responsibilities: Leading the global marketing team for BD's integrated diagnostics to perform market research via customer interviews at hospitals, ensure marketing materials are compliant with international guidelines, and inform the engineering team of user inputs during product development.

Name: Nithin Krishna

 Nithin Krishna's current primary role is with HotKeys Holding. Nithin Krishna currently services approximately 30 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: Chief Clinical Officer
• Dates of Service: August 2022 — Present
• Responsibilities: Developing a clinical roadmap for the Company's products; identifying, pursuing, and overseeing key clinical and research partnerships; assisting the CEO in operational and strategic duties as necessary.
• Position: Acting COO
• Dates of Service: August 2022 — Present

• Responsibilities: Managing day-to-day operations; identifying key staff needed; assisting the CEO with operational and strategic duties as needed.

Other business experience in the past three years:

• Employer: PSYCH ASSOCIATES OF MARYLAND LLC
Title: Chief Executive Officer
Dates of Service: April 2018 — March 2022
Responsibilities: Founded a system of mental health clinics in the state of Maryland and managed clinicians and centers across the state.
• Employer: BloominMind HealthTech Inc.
Title: Chief Medical Officer
Dates of Service: September 2018 — March 2022
Responsibilities: Managing physicians across BloominMind's health clinics and leading the company's medical compliance and growth directions.
• Employer: HotKeys Holding
Title: Founder
Dates of Service: July 2022 — Present
Responsibilities: Managing and brokering investment deals in disruptive tech start-ups globally. Responsible for partnering, investing, and promoting HealthTech, EdTech and BioTech companies.
• Employer: OmRX
Title: Consulting Strategist
Dates of Service: August 2022 — Present
Responsibilities: Assisting company management in determining direction, market opportunities, and fundraising and operational strategies.
• Employer: Bloom Health Centers
Title: Board Member
Dates of Service: August 2022 — Present
Responsibilities: Attending once a quarter board meetings and assisting company management in determining strategies and market opportunities.

Name: Nigam Samal

 Nigam Samal's current primary role is with BlackPagoda Advisors. Nigam Samal currently services approximately 30 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: Principal Financial Officer
• Dates of Service: September 2022 — Present
• Responsibilities: Coordinating with external financial advisors and accountants to manage the company's finances, cash flow, and accounting system management.
• Position: Acting CTO
• Dates of Service: September 2022 — Present
• Responsibilities: Overseeing the company's technological roadmap, overseeing manufacturing and R&D partnerships, and managing development staff.

Other business experience in the past three years:

• Employer: BlackPagoda Advisors
Title: Designated Broker
Dates of Service: February 2022 — Present
Responsibilities: Brokering M&A, capital raise, and strategic partnership deals for companies in the health and finance space within the US, as well as determining valuations and making founder introductions to strategic partners.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Jacob Boyle
Amount and nature of Beneficial ownership: 1,105,500
Percent of class: 71.5%

RELATED PARTY TRANSACTIONS

Name of Person: Jacob Boyle
Relationship to Company: Director
Nature / amount of interest in the transaction: Jacob Boyle contributed $7,986 in cash to the company during FY2021 in return for an increase in percentage ownership in the company with no expectation of repayment.

Material Terms: Jacob Boyle contributed $7,986 in installments throughout FY2021 to cover company expenses and prevent the company from overdrawing on its bank account. There was no expectation of repayment. Jacob Boyle's ownership interest during this period increased by 4% as a result of these transactions.

OUR SECURITIES

The Company has authorized Common Stock.

Common Stock
• Authorized: 50,000,000
• Outstanding: 1,545,000
• Voting Rights: 1 vote per share.
• Material Rights: Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total number of shares outstanding on a fully diluted basis, 1,545,000 shares, includes 1,545,000 shares of Common Stock and does not include 820,000 shares of issued Common Stock options and RSUs.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. There can be no assurance that the company will be able to gain medical device classification or appropriate insurance coverage for any of its products and services in the projected timeframe or at any time in the future. There can be no assurance that the regulatory rules that allow the Company to sell its current product and services will not change to restrict the Company's ability to provide its products and services at any time in the future.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company and 3rd party valuation services hired by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the mental health, medical technology, or robotics industries. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering equity in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing robots and associated software for mental health treatment. Our revenues are therefore dependent upon the market for digital mental health treatment solutions.

Some of our products are still in prototype phase and might never be operational products

Some of the Company's products are still in the prototype phase. It is possible that these products may never become operational products or that these products may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. It is possible that these select products may become operational products but may never receive

appropriate regulatory classifications to be legally sold or implemented outside of clinical testing environments. It is possible that these products may become functionally operational, but never sold due to the inability to produce these products at a profitable scale due to external supply chain factors and market demand.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage for some of our products. Delays or cost overruns in the development of our future products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Developing new products and technologies associated in the medical and health space incurs additional significant risks associated with the regulatory process, including company management's understanding of current regulatory guidelines, the risk for future changes to regulatory guidelines, and the risk that products and technologies in development may never achieve appropriate classifications by notified bodies such as the FDA and the EU MDR to be sold on the market. Any of these events would likely materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

Minority Holder; Securities with No Voting Rights

The equity that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. In addition, our growth projections include the expectation of future medical device status for future products, as well as insurance coverage of certain future projects within the first five years of operation after investment. It is possible that new products will fail to meet the criteria to receive medical device clearance and/or insurance coverage in a timely manner, if at all. If new products fail to achieve medical device classification or insurance coverage, it could materially and adversely impact the value of your investment. Furthermore, future growth projections are based on the assumption that levels of production of the company's physical goods are sustainable and scaleable to meet projected demand. There may be certain events - including but not limited to, supply chain crises, increased material costs, labor shortages, labor strikes, dissolution of manufacturing partners - that would render the production schedule indefinitely unfeasible, which could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that MARCo is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns one patent, one Internet domain name, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, clinical oversight, customer support, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire, and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission), EU MDR (European Union Medical Device Regulation), and other relevant government laws and regulations nationally and globally. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell its current or future products and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, cloud infrastructure, software APIs, investment management, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. It is possible that these third parties may cease to exist, remove key service offerings, increase pricing to a level that prevents continued work, experience cyberattacks or other forms of hacks that prevent continued operation of services, or otherwise stop to act in their current capacity with regards to the relationship with the company. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As a business that relies on internet services and cloud technologies, we may be vulnerable to hackers who may access the data of our investors, customers, and the issuer companies that utilize our platform. Further, any significant disruption in service on MARCo Health, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies and customers interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on MARCo Health, Inc. could harm our reputation and materially negatively impact our financial condition and business. In addition,

cyber-attacks or other forms of hacking on MARCo Health, Inc.'s products and services may expose the company to litigation that may adversely impact the value of your investment.

Supply Chain Risks
The Company's MARCo products rely heavily on off-the-shelf electronic components which are subject to severe supply chain volatility. Future production and sales are heavily reliant on the availability and consistent pricing of such components. Loss of sales due to issues in acquiring these components at a fair market price could have cause your shares to be worth less.

Medical Device Status
MARCo is not yet a medical device. It is on the market under the FDA's emergency authorization of digital therapeutics and guidance on wellness devices. MARCo may not, at the time of this writing, be used to treat, mitigate, prevent, or diagnose any chronic illness, although it may be used to support individuals struggling with such illnesses in a home or clinical setting. MARCo may never obtain medical device approval for prevention, mitigation, diagnosis, or treatment of any chronic illnesses. Future projections rely on MARCo obtaining a medical device and the FDA's guidance on digital therapeutics and wellness devices remaining unchanged for the foreseeable future. Any changes in these projections may have an adverse effect on your shares and cause your shares to be worth less. You trust the managers and the Company to follow all legal guidance to ensure that products are marketed and sold following current guidelines and laws.

Risk of Harm from Use of Devices
Due to the nature of the technology and the individuals the Company's products are intended to help, situations may arise where the Company's products - directly or indirectly due to miscalculation, failure of services, misuse of products, or malevolent hacking by a 3rd party - may cause harm to a user or other individuals connected to the user, making the Company liable to a law suit. You trust the Company and its managers to take appropriate steps to reduce liability of the Company in the event of such harmful situations, but also understand that such events may have an adverse impact on the price of your shares, making them worth less.

Management's Current Understanding of Applicable Laws and Regulations
By investing in the company, you are placing trust in the company's management's ability to understand and comply with all applicable laws, legal guidances, and regulations in all of the company's operating and sales jurisdictions. While the company makes a concerted effort to comply with all applicable laws and regulations, because of the comprehensiveness, complexity, and sheer volume of the laws and regulations associated with the mental health, medical, business, and technology space both nationally and internationally, it is possible that the company may unintentionally violate certain laws or regulations during its operations. It is further possible that such violations may lead to materially adverse actions against the company, including, but not limited to, fines, penalties, recalls of products, litigation, shutting down of company plants and operations, and pause in business operations. In the event of such actions, the value of your investment may be adversely materially affected. Additionally, if such actions are severe enough, the company may cease to operate, in which event you may get nothing.

Volatility of Artificial Intelligence Algorithms

The company's core products and services rely heavily on artificial intelligence (AI) algorithms to deliver core functionality. Unlike traditional algorithms, the performance of AI algorithms is highly volatile and cannot guarantee repeated, accurate results. Additionally, AI algorithms are frequently trained on either unsupervised, unfiltered data sets or data sets that contain harmful biases. These combinations may lead to the company's products and services delivering either incorrect or harmful results to customers. In such an event, the company may experience negative customer reviews, backlash, mistrust in company's products and services, or potential litigation. If any of these actions occur, the value of your investment may be adversely affected.

Scalability of Manufacturing Products

The company has not yet attempted to manufacture its products at large volume scales. The company's forward looking projections rely on management's assumptions of the reduction in cost of goods sold as the company scales its production. There may be unforeseen challenges with scaling production of the company's products that would increase the cost of goods sold per unit, which may make it unfeasible to sell the products at a profitable, sustainable price. In such an event, the company may choose to stop selling its products, which may adversely impact the value of your investment, or cease to exist, in which case you will only be paid out after all creditors of the company have been paid off.

State of Medical Science

The company's products and services rely on current understanding of medical science as it relates to psychology and mental health. It is possible that the state of such accepted science progresses faster than the company is able to keep up with. In such event, new companies may appear on the market following the latest science, making our company appear outdated. Additionally, utilizing old science might increase the difficulty of the company obtaining regulatory approval of its products. In either event, the value of your investment may be adversely materially affected.

International Copycat Risk

Because the Company does not yet have international patents, it may be possible that other companies may produce products similar or identical to the company's products and sell on the international market at a favorable price point or with a strong brand name that might reduce the company's ability to sell internationally. Additionally, these "copycat" products might be differentiated enough from our company's IP that the companies that produce them may be able to sell in the US market, which may limit our company's ability to sell our products. These events may lead to a materially adverse impact on the value of your investment and the Company's ability to perform its primary functions.

Required Activities Outside of Crowdfunding Raise

Part of the Company's fundraising roadmap involves pursuing grant opportunities and similar forms of non-dilutive fundraising. These opportunities frequently have strict guidelines regarding the use of funds and deliverable requirements in order to earn and retain the funds granted. These grants may require a significant

time investment by the Company's management and, in the event that the Company does not meet its other growth goals, a significant investment of non-cash resources from the whole company including, but not limited to, R&D resources, employee time, laboratory and production space, products, and third party involvement. This may limit the Company's pursuit of other opportunities in its roadmap, which carries the possibility of prolonging time until profitability or an exit by acquisition, merger, or IPO. In such an event, the time to receive a payout for your investment in one form or another, including but not limited to dividends and buybacks, may be indefinitely extended.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

MARCo Health, Inc
By /s/ *Jacob Boyle*
Title: CEO and Director

By /s/ *Jacob Boyle*
Name: Jacob Boyle
Title: CEO and Director

By /s/ *Jacob Boyle*
Name: Jacob Boyle
Title: Director/Chief Accountant

Exhibit A
FINANCIAL STATEMENTS

Balance Sheet

MARCo Technologies LLC.

As of Dec 31, 2025

	TOTAL
Assets	
Current Assets	
Bank Accounts	
1100 Cash	
1110 BUS COMPLETE CHK (1989) - 1	1,486.75
1120 TOTAL BUS CHK (8788)	32,120.63
Total for 1100 Cash	**$33,607.38**
Total for Bank Accounts	**$33,607.38**
Other Current Assets	
1200 Accounts Receivable	52,937.71
1300 Inventory	
1310 Inventory Product	14,211.94
1320 Other Assets (Other Inventory and Equipment)	6,466.78
Total for 1300 Inventory	**$20,678.72**
Total for Other Current Assets	**$73,616.43**
Total for Current Assets	**$107,223.81**
Fixed Assets	
1400 IP and R&D Assets	
1410 Prototype	808.00
1420 Patents & IP	5,313.33
1430 Development Costs	0.00
Total for 1400 IP and R&D Assets	**$6,121.33**
Total for Fixed Assets	**$6,121.33**
Total for Assets	**$113,345.14**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Credit Cards	
2100 J. BOYLE (9889) - 1	204.49
Total for Credit Cards	**$204.49**
Other Current Liabilities	
2400 VM Funding Grant	0.00
2500 Salaries Payable	3,261.20
2600 Return Liability	52,937.71
Total for Other Current Liabilities	**$56,198.91**
Total for Current Liabilities	**$56,403.40**
Total for Liabilities	**$56,403.40**
Equity	
3100 Member Distribution Jacob	0.00
3120 Member Distribution Ryan	0.00

Balance Sheet

MARCo Technologies LLC.

As of Dec 31, 2025

	TOTAL
3200 Member Equity	
3210 Member Equity Jacob	228,408.51
3220 Member Equity Ryan	46,174.23
3230 Member Attiq Equity	28,320.19
3240 Member Nigam Samal Equity	4,925.25
Total for 3200 Member Equity	**$307,828.18**
Opening Balance Equity	-2,980.20
Owner's Investment	250.00
Owner's Pay & Personal Expenses	0.00
Retained Earnings	-256,871.32
Net Income	8,715.08
Total for Equity	**$56,941.74**
Total for Liabilities and Equity	**$113,345.14**

Profit and Loss

MARCo Technologies LLC.

January-December, 2025

	TOTAL
Income	
4100 Sales	
4120 Sales of Product Income	79,402.40
Total for 4100 Sales	**$79,402.40**
Total for Income	**$79,402.40**
Cost of Goods Sold	
5100 Cost of Good Sold	$593.85
5110 Cost of Goods Sold- Supplies & Materials	6,280.10
5120 Shipping	769.33
Total for 5100 Cost of Good Sold	**$7,643.28**
Total for Cost of Goods Sold	**$7,643.28**
Gross Profit	**$71,759.12**
Expenses	**$63,044.04**
Net Operating Income	**$8,715.08**
Net Other Income	
Net Income	**$8,715.08**

Statement of Cash Flows

MARCo Technologies LLC.

January-December, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	8,715.08
Adjustments to reconcile Net Income to Net Cash provided by operations:	
2100 J. BOYLE (9889) - 1	204.49
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$204.49**
Net cash provided by operating activities	**$8,919.57**
INVESTING ACTIVITIES	
FINANCING ACTIVITIES	
Opening Balance Equity	-2,980.20
Owner's Investment	250.00
Net cash provided by financing activities	**-$2,730.20**
NET CASH INCREASE FOR PERIOD	**$6,189.37**
Cash at beginning of period	**$27,418.01**
CASH AT END OF PERIOD	**$33,607.38**

	Common stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
Original Shares (January 1st, 2024)	$ -	$ -	$ -	$ -	$ -
Previously Issued Shares	2,406,528	$ 24.07	$ 246,760.62	-	$ 246,784.69
Contributed Capital	-	$ -	-	-	-
Stock option compensation	201,000	$ 2.00	$ 7,638.64	-	7,641
Net income (loss)	-	$ -	-	(62,470)	(62,470)
December 31, 2024	2,607,528	$ 26	$ 254,399	$ (62,470)	$ 191,955
Contributed Capital	-	$ -	-	-	-
Stock option compensation	201,000	$ 2.00	$ 107,156.00	-	107,158
Net income (loss)	-	$ -	-	8,715	8,715
December 31, 2025	2,808,528	$ 28	$ 361,555	$ (53,755)	$ 307,828

NOTE 1 – NATURE OF OPERATIONS

MARCo Health Inc. was formed on 07/22/2022 ("Inception") in the State of Delaware. The financial statements of MARCo Health Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Newark NJ.

MARCo Health Inc. develops therapeutic robots and AI software to support systems of mental health care in reaching new clients, better supporting those receiving care, and streamlining processes.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024 and 2025. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from sale of robots and products, as well as software licensing and delivery of custom development contracts when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Delaware state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The company has one open credit card for inventory purchases and travel. As of 12/31/2025, the balance owed on that card was $204.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company. One director, Dr. Nithin Krishna, was under investigation at the end of 12/31/2025 for a potential breach of a non-compete clause, but no legal action has been taken against him at this time.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 201,000 shares of our common stock with par value of $0.00001. As of 12/31/2025 the company has currently issued 2,808,528 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

A total of 201,000 shares of our common stock were issued to our executive directors as part of their 5 year compensation package.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2025 through April 30th, 2026 the issuance date of these financial statements. The $52,297 in accounts receivable listed on our balance sheet has been recognized and received as revenue.

I, Jacob Boyle the CEO of MARCo Health, hereby certify that the financial statements of MARCo Health and notes thereto for the periods ending December 31st, 2024 and December 31st, 2025 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the 2025 the amounts reported on our tax returns were total income of $71,759.12; taxable income of $ 8,715.08 and total tax of $294.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 04/30/2026 (Date of Execution).

_____ (Signature)

_____CEO_____ (Title)

____04 / 30 / 2026_____ (Date)